KITTLE CAPITAL MARKETS, LLC

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2015**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company effectuates all financial transactions on behalf of its customers on a fully-disclosed basis. Accordingly, there are no items reportable under Rule 15c3-3.